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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND 05 EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New York Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, Suite 1225
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claudette Burgess-Gay 212-791-2920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GinsbergWeiss, LLP
(Name – *if individual, state last, first, middle name*)

1 Blue Hill Plaza, PO Box 1693, (Address) Pearl River, (City) NY (State) 10965 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Claudette Burgess-Gay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New York Global Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial Principal
Title

Notary Public

ELIZABETH CAICEDO
Notary Public, State of New York
No. 01CA6133978
Qualified in New York County
Commission Expires Sept. 19, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW YORK GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

NEW YORK GLOBAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2005

NEW YORK GLOBAL SECURITIES, INC.
DECEMBER 31, 2005

TABLE OF CONTENTS

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
New York Global Securities, Inc.

We have audited the accompanying statement of financial condition of New York Global Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant of rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York Global Securities, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GinsbergWeiss LLP

GinsbergWeiss, LLP
February 20, 2006

EXHIBIT "A"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash in banks - unrestricted	$ 290,046
Cash in banks - restricted	200,630
Receivable from broker-dealer and clearing organizations	44,635
Employee receivable	59,021
Prepaid expenses	43,931
Clearing organization and other deposits	70,474
Marketable securities, at market - net of allowance for market value decline of $6,750	3,950
Not readily marketable securities, at cost	3,300
Furniture, fixtures, and equipment - net of accumulated depreciation of $48,964	157,843
Security deposits	3,139
Income tax receivables	1,480
Deferred tax asset	200,000
Total assets	$ 1,078,449

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 88,991
Accrued expenses and taxes	78,001
Accrued rent expense	50,114
Income taxes payable	1,484
Marketable securities, sold and not yet purchased	1,340
Total liabilities	219,930
Stockholders' equity	
Common stock - no par, 1,000 shares authorized, 500 issued and outstanding	50,000
Additional paid-in capital	2,269,383
Accumulated (deficit)	(1,460,864)
Stockholders' equity	858,519
Total liabilities and stockholders' equity	$ 1,078,449

See accountants' audit report and accompanying notes.

EXHIBIT "B"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Income	
Commissions and principal transactions	$ 996,588
Interest and dividends	4,669
Total income	1,001,257
General and administrative expenses	
Salaries and wages	701,167
Commissions	586,266
Brokerage exchange and clearing fees	130,144
Rent and utilities	117,698
Leasing/quote systems	108,021
Professional fees	84,664
Payroll taxes	73,339
Travel and entertainment	66,730
Telephone	46,117
Computer expenses	42,031
Licenses and fees	28,295
Net loss on security transactions	13,535
Legal settlement	25,000
Internet	23,161
Office expenses	21,869
Employee benefits	18,627
Depreciation	10,023
Insurance	9,338
Interest and bank charges	6,374
Delivery and postage	5,462
Dues and subscriptions	1,931
Recruiting	1,895
Total general and administrative expenses	2,121,681
(Loss) before provision for income taxes	(1,120,424)
Income tax expense (benefit)	
Current portion	2,286
Deferred portion	(162,000)
	(159,714)
Net (loss)	$ (960,710)

See accountants' audit report and accompanying notes

EXHIBIT "C"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common stock	Additional paid-in-capital	Accumulated deficit	Total
Balance - January 1, 2005	$ 50,000	$ 1,105,925	$ (500,154)	$ 655,771
Additions	-0-	1,163,458	-0-	1,163,458
Net (loss)	-0-	-0-	(960,710)	(960,710)
Balance - December 31, 2005	$ 50,000	$ 2,269,383	$(1,460,864)	$ 858,519

See accountants' audit report and accompanying notes.

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

NONE

See accountants' audit report and accompanying notes.

EXHIBIT "E"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net (loss)	$ (960,710)
Adjustments to reconcile net (loss) to net cash (used in) operating activities	
Depreciation	10,023
Deferred tax benefit	(162,000)
Unrealized loss on marketable securities on hand	13,662
Changes in operating assets and liabilities	
Increase in cash in banks - restricted	(200,630)
Decrease in receivable from broker-dealer and clearing organizations	21,128
Increase in employee receivable	(29,073)
Increase in prepaid expenses	(14,135)
Decrease in clearing organization and other deposits	144,506
Decrease in marketable and non-marketable securities owned	21,195
Decrease in income tax receivables	820
Increase in security deposits	(2,139)
Increase in accounts payable	11,220
Increase in accrued expenses and taxes	78,001
Increase in accrued rent expense	50,114
Increase in income taxes payable	1,484
Net cash (used in) operating activities	(1,016,534)
Cash flows from investing and financing activities	
Furniture, fixtures, and equipment additions	(151,544)
Additional paid in capital	1,163,458
Net cash provided by investing and financing activities	1,011,914
Net decrease in cash	(4,620)
Cash - beginning of year	294,666
Cash - end of year	$ 290,046

See accountants' audit report and accompanying notes.

EXHIBIT "E"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2005

Supplemental disclosure of cash flow information

Cash paid during the year for

Interest	$ 302
Taxes	$ -0-

See accountants' audit report and accompanying notes.

NEW YORK GLOBAL SECURITIES, INC.
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2005

Total ownership equity qualified for net capital	$ 858,519
Deductions for non-allowable assets	
Employee receivable	59,021
Prepaid expenses	43,931
Furniture, fixtures and equipment - net of accumulated depreciation	157,843
Deposits	3,139
Not readily marketable securities, at cost	3,300
Income tax receivables	1,480
Deferred tax asset	200,000
Total non-allowable assets	468,714
Net capital before haircuts	389,805
Haircuts	
Marketable securities	646
Net capital	389,159
Less: minimum net capital requirements	
Aggregate indebtedness method	14,669
Statutory minimum	100,000
	100,000
Capital in excess of all requirements	289,159
Aggregate indebtedness	
Total liabilities	219,930
Total aggregate indebtedness	$ 219,930

Capital ratio - (Maximum Allowance 1500%)

Aggregate indebtedness	219,930	
	---------	= 56.51%
Net capital	389,159	

See accountants' audit report and accompanying notes.

NEW YORK GLOBAL SECURITIES, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1
COMPUTATION UNDER S.E.C. RULE 15c3-1

	Aggregate Indebtedness	Net Capital
Balance per firm's computation, as amended	$ 219,930	$ 389,805
Haircuts	-0-	646
Balance per financial statement	$ 219,930	$ 389,159

See accountants' audit report and accompanying notes.

NEW YORK GLOBAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1. Nature of business

New York Global Securities, Inc. (the "Company") was incorporated on October 5, 1998 in the State of California. It was formerly known as The Priority Securities Company. The Company was formed for the purpose of conducting business as a broker/dealer in securities and is registered with the Securities and Exchange Commission (S.E.C.). The Company is a member of the National Association of Security Dealers (NASD).

Note 2. Significant accounting policies

Revenue recognition

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expense reported on a trade date basis.

Depreciation

Depreciation is provided using both straight line and accelerated methods over the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Furniture, fixtures and equipment	3-7 years

Cash flows statement

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3. Furniture, fixtures and equipment

Furniture, fixtures and equipment are summarized as follows:

Furniture, fixtures and equipment	$ 206,807
Less: accumulated depreciation	(48,964)
	$ 157,843

Note 4. Net capital

Under the computation of the net capital rule, the Company is required to maintain "Net Capital" equal to the greater of $100,000 or 6.67 percent of "Aggregate indebtedness" as those terms are defined in the rule. At December 31, 2005 the Company had a net requirement of $100,000 and net capital of $389,805.

Note 5. Income taxes

The Company is subject to Federal, State, and City corporation taxes. Income taxes currently paid are based upon either capital or minimum amounts established by the taxing authorities.

The provision for income taxes consists of the following:

Current:	
State	$ 1,329
City	957
	$ 2,286

The principal temporary differences giving rise to a deferred tax asset consist primarily of differences between the reported amount and the tax basis of net property and equipment, deferred rent expense, and to the expected benefits of net operating loss carryforwards. In 2005, management reevaluated the realizability of a deferred tax asset in future years and thus recorded a valuation allowance as of December 31, 2005.

Balances - December 31, 2004	$ 38,000
Deferred tax benefit - December 31, 2005	447,000
Less: valuation allowance	(285,000)
Deferred tax asset - December 31, 2005	$ 200,000

Note 6. Commitments and contingencies

The Company occupies office space pursuant to an operating sublease entered into by its stockholder. The primary lease expires on June 30, 2010. The future annual non-cancelable aggregate rentals are as follows:

	Amount
December 31, 2006	$ 161,553
December 31, 2007	165,592
December 31, 2008	169,731
December 31, 2009	173,975
June 30, 2010	88,061
	$ 758,912

There is a termination fee due to National Financial Services LLC if the broker dealer ceases to utilize NFS for clearing trades. The term of the agreement is three years. The agreement was effective December 16, 2003. Early termination before end of year December 16, 2006 will result in a $25,000 fee.

The Company has entered into an equipment lease for office equipment which has been characterized as an operating lease, which terminates in February 2007. Payments are $393 a month. The future annual non-cancellable aggregate rentals are as follows:

December 31, 2006	$ 4,716
2007	786

Note 7. Financial instruments and concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparts include broker dealers, clearing organizations and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to credit risk.

From time to time, the Company's cash position held in a commercial bank may exceed the amount guaranteed by the Federal Deposit Insurance Corporation (FDIC) of $100,000. As of the balance sheet date, the Company had $150,607 of cash in excess of FDIC limits.

A copy of the Company's financial statements, as of December 31, 2005, pursuant to SEC Rule 17a-5 is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

To the Board of Directors
New York Global Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of New York Global Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by New York Global Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and, (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relative to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of New York Global Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA amended filing, except as indicated in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Respectfully submitted,

GinsbergWeiss LLP

GinsbergWeiss, LLP
February 20, 2006